

August 10, 2012

Via E-mail
Amy M. Paul
Vice President, General Counsel
BakerCorp International, Inc.
3020 Old Ranch Parkway, Suite 220
Seal Beach, CA 90740

> **Re: BakerCorp International, Inc.**
> **Amendment No.2 to Registration Statement on Form S-4**
> **Filed July 27, 2012**
> **File No. 333-181780**

Dear Ms. Paul:

We have reviewed your registration statement and have the following comments.

Prospectus Cover Page

1.   We note your revised disclosure in response to comment 10 of our letter dated June 27, 2012. Further revise your disclosure to state that the exchange notes will be *fully* and unconditionally guaranteed, and to characterize the guaranteeing subsidiaries as "wholly-owned" subsidiaries. Please make corresponding changes throughout the prospectus.

Explanation of Certain Financial Matters, page ii

2.   Given that you exclude items which require cash settlement from your determination of Adjusted EBITDA, it is not clear why you indicate that Adjusted EBITDA is widely used by financial analysts and others in your industry to meaningfully evaluate a company's cash flow and ability to service its debt. Please advise or revise your disclosures as necessary.

Industry Data, page ii

3.   We note your revised disclosure on page ii of the prospectus. Specifically, we note your statement that the industry data and information you present "may not be reliable." Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Prospectus Summary, page 1

The Company, page 1

4.   We note your response to comment 13 of our letter dated June 27, 2012. It appears that you include in the prospectus information which is based on a market research study prepared for you by a third party. As such, please tell us what consideration you have given to naming the third party in the registration statement and filing its written consent as an exhibit pursuant to Section 7 of the Securities Act of 1933, as amended, and Securities Act Rule 436.

5.   In addition, if the basis for your disclosure in the filing is a source other than management's belief, please revise your disclosure to include such source of information. For example, with respect to your statement that "[y]our solutions address the critical need to upgrade the United States aging sewer and water system infrastructure through extensive improvement projects," your disclosure should identify the study you have supplementally provided to us in response to our prior comment 13, as well as correlate the findings of the study with your containment solutions and demonstrate how they address the critical needs of the aging infrastructure system.

Ownership Structure, page 3

6.   We note your response to comment 16 to our letter dated June 27, 2012. Please provide us with a listing of all domestic subsidiaries to help us better understand how they are all reflected in the ownership and corporate structure organizational table on page 4.

Management's Discussion and Analysis

Results of Operations, page 40

7.   Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your revenue discussions, please disclose the extent to which changes in the daily average rental rates, increases in the number of rental units available, or any other significant factors contributed to fluctuations in revenues. In addition, in your discussion of operating expenses for the eight months ended January 31, 2012 and the four months ended May 31, 2011, it is not clear the extent to which certain expenses including increased employee related expenses and depreciation and amortization expense contributed to the fluctuation in operating expenses. Please quantify these amounts. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Liquidity and Capital Resources

Operating Activities, page 47

8.   Please expand your disclosures related to cash flows from operations to discuss the underlying reasons for changes in your working capital components, including trade accounts receivable, accounts payable, and accrued expenses.

Critical Accounting Policies, Estimates and Judgments

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets, page 55

9.   We note your response to comment 31 of our letter dated June 27, 2012. It does not appear that you have provided specific disclosures related to your impairment assessment of customer relationships intangible assets. Please advise or revise your disclosures as necessary.

Share-Based Compensation, page 46

10.   We note your response to comment 33 of our letter dated June 27, 2012. You used the per share consideration of the June 1, 2011 Transaction Agreement to determine the current stock price for stock options issued during the remainder of fiscal 2012. There were no significant changes between June 1, 2011 and the grant date of these stock options. Please address the following:
   • Please tell us how you arrived at the stock value per share of $86.60 in June 2011 based on the Transaction Agreement;
   • Please provide us with a summary of stock options granted which shows the number of options granted as well as the corresponding date that they were granted since June 1, 2011;
   • Please confirm that there have been no valuations subsequent to June 2011;
   • It appears that your income from operations and net income (loss) significantly improved for the eight months ended January 31, 2012 compared to the four months ended May 31, 2011. Please tell us what consideration you gave to this in determining there were no significant changes since June 1, 2011; and
   • For the valuations of the Successor, please address the fact that 100 shares were issued for $390 million.

Impairment of Goodwill, page 47

11.   We note your response to comment 34 of our letter dated June 27, 2012. It does not appear that you have identified what indefinite-lived intangible assets you have aside from goodwill. Please identify these assets and indicate how you evaluate these assets for impairment.

Amy M. Paul
BakerCorp International, Inc.
August 10, 2012
Page 4

Unaudited Pro Forma Condensed Financial Statements, page 61

12.   A pro forma condensed income statement should only be presented for the year ended January 31, 2012. Please revise to present, in columnar format, your historical predecessor income statement for the three months ended April 30, 2011, your historical successor income statement for the eight months ended January 31, 2012 and an adjustments column to arrive at a pro forma year ended January 31, 2012 column. Revise your disclosures throughout your filing to only present pro forma income statement information for the year ended January 31, 2012. Refer to Article 11 of Regulation S-X.

13.   Please clearly show in the notes to the pro forma statement how you arrived at each adjustment amount, including any calculations used. If there are multiple components in an adjustment, such as your adjustments to depreciation and amortization expense, please show how you arrived at the amount of each component separately. For example, in regards to your pro forma adjustments to depreciation and amortization, you should show the calculation used to arrive at the adjustment amounts, including the specific asset categories the adjustments relate to and the corresponding useful lives. In addition, please show precisely how you computed pro forma interest adjustment (2), including the interest rate used and your basis for using this interest rate. Please also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

14.   As part of adjustment (4), you are reflecting the non-cash amortization of fair value adjustments related to post-employment benefit and above market leases. Please separately present the amounts associated with this amortization.

15.   Please revise your pro forma income statement to present income (loss) from continuing operations before nonrecurring charges or credits attributable to the transactions as the last line item on the statement.   Refer to Rule 11-02(b)(5) of Regulation S-X.

Business, page 63

General, page 63

16.   We note your revised disclosure in response to comment 14 of our letter dated June 27, 2012. Please make a similar disclosure in the first paragraph by identifying the measure by which you are a "market leading provider of liquid and solid containment solutions."

Environmental, Health and Safety, page 70

17.   We note your revised disclosure in response to comment 38 of our letter dated June 27, 2012. Please disclose whether you are in substantial compliance with the FMCSA implemented regulations.

Property, page 72

18.   State briefly the location of your material domestic branches and satellite yards, or otherwise explain to us why this information would not be material to an investor's understanding of suitability, adequacy, productive capacity and the extent of utilization of your facilities. Refer to Item 102 of Regulation S-K and Instruction 1 to this Item.

Management, page 74

19.   In response to comment 42 of our letter dated June 27, 2012, we note disclosure that Ms. Ganem's tenure at BG Consulting began in October 2009. Please further revise your disclosure to describe Ms. Ganem's business experience for the past *five* years. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 76

Annual Incentive Awards, page 77

20.   We note your response to comment 45 of our letter dated June 27, 2012, including your statement that the "relevant financial and individual performance objectives" with respect to Messrs. Leonetti's and Haas' annual incentive awards "were met." Please include similar disclosure here, and tell us what consideration you have given to disclosing the Adjusted EBITDA target and the actual level of target achievement. To the extent that you are relying on the scaled executive compensation disclosure requirements applicable to an emerging growth company, please note that Item 402(o)(5) of Regulation S-K requires disclosure of the material terms of a non-equity incentive plan award.

Financial Statements

General

21.   The guidance of ASU 2011-05 should be applied retrospectively. In this regard, please revise your presentation of comprehensive income for the eight months ended January 31, 2012, the four months ended May 31, 2011, as well as each of the two years ended January 31, 2011. Please correspondingly revise your condensed consolidating financial information for these periods in Note 20 to the audited financial statements.

Report of Independent Registered Public Accounting Firm, page F-2

22.   Please make arrangements with your auditors to have them revise their report to indicate, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) rather than just the auditing standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

Consolidated Statements of Operations, page F-4

23.   It appears that the cost of goods sold amount presented on the statements of operations represents the costs of sales revenue. Pursuant to Rule 5-03.2 of Regulation S-X, please separately present costs associated with rental revenue as well as service revenue.

Notes to the Financial Statements

Note 2. Correction of Errors, page F-13

Statement of Cash Flows (Restated), page F-13

24.   We note your response to comment 54 of our letter dated June 27, 2012. Please help us better understand how you determined it was also appropriate to revise your presentation of the accrued realized loss on the settlement of interest rate swaps from the financing section of the cash flow statement to an adjustment to reconcile net loss to net cash provided by operating activities pursuant to ASC 230. Please also tell us what consideration you gave to ASC 815-10-45-11 through 15 in determining how to present this amount. Please tell us how the actual payment to settle the interest rate swaps is reflected on your cash flow statement.

Note 3. Transaction Agreement, page F-14

25.   We note your response to comment 62 of our letter dated June 27, 2012. It does not appear that additional disclosures were provided to clarify how you determined the fair values of LY BTI Holdings Corp. common stock and options. Please advise or revise as necessary.

Note 6. Goodwill and Other Intangible Assets, page F-20

26.   We note your response to comment 63 of our letter dated June 27, 2012. Please help us further understand how you arrived at the appropriate amortization period for customer relationships intangible assets. Please specifically address the following in your explanation:

- Please provide us with the historical data as well as a summary of the attrition rate calculations used to arrive at the estimated useful lives of the customer relationships intangible assets. Please tell us your basis for any significant estimates and assumptions used in the calculations. Please include data related to the average duration of your largest 25 customers;

- It appears that the customer attrition rates used in your analysis were determined based on your historical review over the prior five-year period. Please help us understand how you determined that this was a sufficient length of time to use as a basis for this analysis;

- Your response indicates that there is customer attrition every year. In light of this, it appears that you would attain greater benefit from the acquired customer base in earlier versus later periods after acquisition. Please tell us what consideration you gave as to when greater benefits would be realized from the customer base in determining the appropriate accounting for the customer relationships intangible assets. For example, consideration of this factor could lead to a shorter period of amortization or lead to the use of an accelerated method of amortization. We also remind you that sales in later periods may be more attributed to your ongoing sales efforts.

Note 8. Debt, page F-22

27.   We note your response to comment 65 of our letter dated June 27, 2012. Please clearly disclose whether you were in compliance with all of your debt covenants. Your current disclosures appear to just address the leverage ratio debt covenant contained in your credit facility agreement.

Note 9. Income Taxes, page F-27

28.   We note your response to comment 66 of our letter dated June 27, 2012. Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Note 19. Condensed Consolidating Financial Information, page F-36

29.   We note your response to comment 71 of our letter dated June 27, 2012. Please ensure that you follow all of the instructions provided by Rule 3-10(i) of Regulation S-X including the following:
- Disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan; and
- Provide the disclosures prescribed by Rule 4-08(e) of Regulation S-X with respect to the subsidiary guarantors.

30.   In light of the revisions made to your condensed consolidating financial information, please expand your disclosures to provide a summary of the changes that have been made by each significant subtotal Please tell us what consideration you gave as to whether these revisions should also be considered a restatement.

Signatures, page II-5

31.   We note your response to comment 73 of our letter dated June 27, 2012. For each of FTT Holdings, Inc. and BakerCorp, please have the principal executive officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures to Form S-4.

Exhibit 5.1

32.   Please revise the description of the legal opinion in the exhibit index to remove the "Form of" language.

Exhibit 8.1

33.   We note that counsel has provided a short-form tax opinion. As such, please have counsel revise its opinion to state that the tax disclosure in the prospectus "is" the opinion of counsel rather than counsel "confirm[s]" its opinion. Refer to Section III.B.2 of Staff Legal Bulletin No.19 dated October 14, 2011.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Stuart Gelfond (*via e-mail*)
        Fried, Frank, Harris, Shriver, & Jacobson LLP